# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Despegar.com Corporation, CIK 0001703141
CUSIP: G27358103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Juana Manso 999, Ciudad Autonoma de Buen, Buenos Aires, Argentina (C1), C1107CBR
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-23-003156
Filed by CIK 0001742647

## Reporting persons
- Moerus Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 1,987,573; shared voting power 33,936; sole dispositive power 2,021,509; shared dispositive power 0; aggregate amount beneficially owned 2,021,509 (2.6% of the class)

## Item 1. Issuer
Name of issuer: Despegar.com Corporation
Address of issuer's principal executive offices: Juana Manso 999, Ciudad Autonoma de Buenos Aire, Buenos Aires, C1107CBR, Argentina

## Item 2. Person Filing
Name of person filing: Moerus Capital Management LLC
Address of principal business office or, if none, residence: 307 West 38th Street, Suite 2003, New York, NY 10018
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,021,509
Percent of class: 2.60
Sole power to vote or to direct the vote: 1,987,573
Shared power to vote or to direct the vote: 33,936
Sole power to dispose or to direct the disposition: 2,021,509
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Aggregate Percent of Class- based on 66,648,804 Ordinary Shares outstanding as of December 31, 2023, and following issuance of an additional 10,992,759 Ordinary Shares upon exercise of the Warrants as reported on June 13, 2024

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Moerus Capital Management LLC is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Moerus Capital Management LLC: /s/ Julie Smith, Julie Smith, CCO (09/30/2024)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.